FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release dated June 30, 2005 entitled, “Repsol YPF to Invest $130 Million in Neptune Oil and Gas Field in Deepwater Gulf of Mexico (USA).”

Press Release

Item 1

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid España	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 30 June 2005

Nº of pages: 1

REPSOL YPF TO INVEST $130 MILLION IN NEPTUNE OIL AND

GAS FIELD IN DEEPWATER GULF OF MEXICO (USA)

-	With reserves of between 100 million to 150 million boe

-	To enter production in 2007 and reinforces upstream growth strategy

Repsol YPF, via its subsidiary Maxus (US) Exploration, today announced it has approved capital expenditure of approximately US$130 million for its 15 percent share of the costs to develop the Neptune oil and gas field in the deepwater Gulf of Mexico (GoM). The Neptune facility will have a design capacity to produce up to 50,000 barrels of oil and 50 million cubic feet of gas per day with gross costs for the development estimated at some US$850 million.

The Neptune field is located in the deepwater GoM approximately 120 miles from the coast of Louisiana. The field comprises Atwater Blocks 573, 574, 575, 617, and 618, and water depths here range from 4,200 feet to 6,500 feet. The production facility will be located in approximately 4,250 feet of water.

Recoverable reserves at the Neptune field are estimated in a range from 100 million to 150 million boe. A standalone, tension leg platform (TLP) has been selected for the development. The proposed facilities, wells, and completions are proven designs that have been successfully implemented in the deepwater GoM.

First oil is expected by the end of calendar year 2007 with seven initial subsea wells tying back to the TLP. The oil and gas will be exported to shore via the existing Caesar and Cleopatra trunk lines.

Maxus (US) Exploration, a subsidiary of Repsol YPF, entered the Neptune consortium in May 2003, participating in the drilling of the successful Neptune-5 appraisal well in July 2003.

The Neptune consortium is formed by Maxus (US) Exploration, a subsidiary of Repsol YPF (15 percent), BHP Billiton (designated operator, 35 percent), Marathon Oil Corp. (30 percent) and Woodside Energy (USA) Inc., a subsidiary of Woodside Petroleum Limited (20 percent).

The Neptune development by Maxus reinforces Repsol YPF growth strategy for the area, where it has an extensive exploration programme for the 5-years strategic plan recently presented to the financial community.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: July 5, 2005	By:	/s/ Luis Mañas
	Name:	Luis Mañas
	Title:	Chief Financial Officer